UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): January 16, 2024

HC GOVERNMENT REALTY TRUST, INC.

(Exact name of issuer as specified in its charter)

Maryland	81-1867397
(State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

720 W 5th Street, Suite A

Winston-Salem, NC 27101

(Full mailing address of principal executive offices)

(336) 477-2535

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

ITEM 9.	OTHER EVENTS

Estimated Fair Market Value of Equity (“FMV”) Per Share as of June 30, 2023

On January 16, 2024, the board of directors (the “Board”) of HC Government Realty Trust, Inc., a Maryland corporation (the “Company”), unanimously approved and established an estimated FMV per share of the Company’s common stock of $1.42, based on the Company’s estimated FMV divided by the number of outstanding shares of the Company’s common stock on a fully diluted basis as of June 30, 2023, less a 10% discount for the lack of marketability of the Company’s common stock. This estimated FMV per share of the Company’s common stock shall be effective until the Company publishes an updated estimated FMV per share on or about January 16, 2025 (or as soon as commercially reasonable thereafter), unless the Company publishes an updated estimated FMV per share prior to that time. The Board previously determined an estimated FMV per share of the Company’s common stock of $5.41 as of June 30, 2022.

Components of FMV

The following sets forth the calculation of the estimated FMV per share of the Company’s common stock:

	Equity Value	Weight	Amount
Income Approach (1)	$5,900,000	50%	$2,950,000
Discounted Cash Flow Method
Market Approach (2)	$3,800,000	50%	$1,900,000
Guideline Public Company Method

Fully Marketable Equity Value After Dilution			$4,850,000

Total Diluted Shares (3)			3,078,666

Fully Marketable Value per Share After Dilution			$1.58

Less: 10% Discount for Lack of Marketability (4)			$0.16

Fair Market Value of Equity per Share (non-marketable basis)			$1.42

[1]

The Income Approach, which estimates fair market value of equity based on the income generated by the Company’s properties, received a weighting of 50%. Management provided forecasted cash flow data and key operating assumptions from its business plan that were the key drivers of this analysis.

[2]

One method of the Market Approach was utilized. The Guideline Public Company method, which estimates fair market value of equity based on trading multiples derived from publicly traded companies in the Company’s sector, received a weighting of 50%.

[3]

Total Diluted Shares includes outstanding shares of common stock, units of partnership interest in the Company’s operating partnership (“OP Units”) and long-term incentive plan units of partnership interest in the Company’s operating partnership (“LTIP Units”). Dilution associated with unvested restricted shares of common stock, OP Units and LTIP Units and the Company’s Series A Cumulative Convertible Preferred Stock and Series B Cumulative Convertible Preferred Stock is reflected in the dilution factor of both the Income Approach and Market Approach.

[4]

A discount for lack of marketability of 10% was subtracted from the equity value on a controlling, marketable basis to reflect the reduced liquidity of the common stock, as compared to publicly-traded shares that can be sold at FMV with minimal cost and delay. In concluding such 10% discount was appropriate, the Company’s third-party valuation expert considered the dividends paid to holders of common stock and the limitations of converting common stock into cash value.

Limitations of the Estimated FMV Per Share

As with any valuation, the methods used to determine the Company’s estimated FMV per share were based upon a number of assumptions, which may or may not materialize or occur, as well as estimates and judgments that may not be accurate or complete. Although the estimated FMV per share was determined by the Board with the assistance of a third-party valuation expert and the Board believes the methodology used to derive the estimated FMV per share conforms to standard industry practice, the estimated FMV per share determined by the Board is not a representation, warranty or guarantee that, among other things:

•	a stockholder would be able to realize the estimated FMV per share if such stockholder attempts to sell his or her shares;

•

a stockholder would ultimately realize distributions per share equal to the estimated FMV per share upon liquidation of the Company’s assets and settlement of the Company’s liabilities or if the Company were sold;

•	shares of the Company’s common stock would trade at the estimated FMV per share on a national securities exchange;

•	a third party would offer the estimated FMV per share in an arms-length transaction to purchase all or substantially all of the shares of the Company’s common stock; or

•

the methods used to determine the estimated FMV per share would be acceptable to the Financial Industry Regulatory Authority, the Securities and Exchange Commission, any state securities regulatory entity or in accordance with the Employee Retirement Income Security Act of 1974, as amended, or with any other regulatory requirements.

Further, the estimated FMV per share was calculated as of a particular moment in time and the value of the Company’s shares will fluctuate over time as a result of, among other things, future acquisitions or dispositions of assets, developments related to individual assets and changes in the real estate and capital markets.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HC Government Realty Trust, Inc., a Maryland corporation

Date: January 19, 2024	By:	/s/ Jacqlyn Piscetelli
	Name:	Jacqlyn Piscetelli
	Title:	Chief Financial Officer, Treasurer and Secretary